APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Lass Cafe & Cocktails LLC

Profit and Loss

January - December 2019

	TOTAL
Income	
Credit Card Sales	38.32
Total Income	**$38.32**
Cost of Goods Sold	
Bread	118.73
Cleaning and Chemical Supplies	207.28
Dairy	107.69
Grocery	265.46
Meat	483.25
Paper/Plastic	140.91
Poultry	61.04
Produce	27.47
Total Cost of Goods Sold	**$1,411.83**
GROSS PROFIT	**$ -1,373.51**
Expenses	
Advertising & Marketing	127.12
Bank Charges & Fees	731.37
Dues & subscriptions	777.37
Employee Benefits	260.00
Gas	593.42
Insurance	510.00
Kitchen Smallwares	2,236.97
Loan Payment	5,909.42
Meals & Entertainment	1,289.67
Merchandise	479.66
Office Supplies & Software	2,289.19
Printing Expense	415.23
Rent & Lease	21,000.00
Repairs & Maintenance	1,428.06
Research and Development	758.88
Sales Tax	4.78
Supplies & Materials	3,600.47
Taxes & Licenses	626.89
Training & Education	273.45
Travel	1,493.33
Uncategorized Expense	6.94
Utilities	600.00
Total Expenses	**$45,412.22**
NET OPERATING INCOME	**$ -46,785.73**
Other Income	
Credit Card Points	322.42
Total Other Income	**$322.42**
NET OTHER INCOME	**$322.42**
NET INCOME	**$ -46,463.31**

Lass Cafe & Cocktails LLC

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	480.00
Lass Cafe (2800)	171,512.89
Total Bank Accounts	**$171,992.89**
Other Current Assets	
Uncategorized Asset	1,169.00
Total Other Current Assets	**$1,169.00**
Total Current Assets	**$173,161.89**
Fixed Assets	
Kitchen Equipment	6,766.89
Vehicles	18,000.00
Total Fixed Assets	**$24,766.89**
TOTAL ASSETS	**$197,928.78**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX	5,076.22
Total Credit Cards	**$5,076.22**
Other Current Liabilities	
Restaurant Reimbursements	-4,000.00
Architect	-24,900.00
Licensing & Permits	-9,376.90
Total Restaurant Reimbursements	**-38,276.90**
Total Other Current Liabilities	**$ -38,276.90**
Total Current Liabilities	**$ -33,200.68**
Total Liabilities	**$ -33,200.68**
Equity	
Owner’s Investment	277,592.77
Retained Earnings	
Net Income	-46,463.31
Total Equity	**$231,129.46**
TOTAL LIABILITIES AND EQUITY	**$197,928.78**

Lass Cafe & Cocktails LLC

Statement of Cash Flows

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-46,463.31
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Uncategorized Asset	-1,169.00
AMEX	5,076.22
Restaurant Reimbursements	-4,000.00
Restaurant Reimbursements:Architect	-24,900.00
Restaurant Reimbursements:Licensing & Permits	-9,376.90
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-34,369.68**
Net cash provided by operating activities	**$ -80,832.99**
INVESTING ACTIVITIES	
Kitchen Equipment	-6,766.89
Vehicles	-18,000.00
Net cash provided by investing activities	**$ -24,766.89**
FINANCING ACTIVITIES	
Owner's Investment	277,592.77
Net cash provided by financing activities	**$277,592.77**
NET CASH INCREASE FOR PERIOD	**$171,992.89**
CASH AT END OF PERIOD	**$171,992.89**

Lass Cafe & Cocktails LLC

Profit and Loss

January - December 2020

	TOTAL
Income	
Credit Card Sales	6,286.57
Sales	13,830.39
Sales of Product Income	8,500.00
Square Income	35,997.64
Unapplied Cash Payment Income	28,733.30
Uncategorized Income	3,000.00
Total Income	**$96,347.90**
Cost of Goods Sold	
Beer	2,458.80
Bread	1,523.08
Cleaning and Chemical Supplies	59.24
Dairy	1,402.73
Grocery	5,077.20
Liquor	508.85
Meat	3,384.60
N/A Bev	60.24
Paper/Plastic	1,519.92
Poultry	148.55
Produce	853.77
Wine	53.65
Total Cost of Goods Sold	**$17,050.63**
GROSS PROFIT	**$79,297.27**
Expenses	
Advertising & Marketing	2,478.32
Ask My Accountant	0.00
Bank Charges & Fees	960.99
Car & Truck	996.09
Cell Phone	248.72
Decor/Landscaping	1,176.36
Dues & subscriptions	1,074.09
Gas	1,576.63
Insurance	1,362.53
Kitchen Smallwares	938.94
Legal & Professional Services	1,012.72
Loan Payment	13,118.60
Meals & Entertainment	6,315.21
Office Supplies & Software	487.50
Printing Expense	582.39
Reimbursable Expenses	-870.00
Rent & Lease	870.00

Lass Cafe & Cocktails LLC

Profit and Loss

January - December 2020

	TOTAL
Repairs & Maintenance	277.78
Salaries & Wages	35,749.92
Sales Tax	1,874.22
Square Fees	965.37
Supplies & Materials	6,378.03
Taxes & Licenses	14,898.17
Towels and Linens	1,575.53
Utilities	1,200.49
Total Expenses	**$95,248.60**
NET OPERATING INCOME	**$ -15,951.33**
Other Income	
Credit Card Points	390.85
Total Other Income	**$390.85**
NET OTHER INCOME	**$390.85**
NET INCOME	**$ -15,560.48**

Lass Cafe & Cocktails LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	807.85
Lass Cafe (2800)	98,722.63
Rivercrest Enterprises	8,830.12
Total Bank Accounts	**$108,360.60**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Uncategorized Asset	7,078.42
Undeposited Funds-1	5,307.35
Total Other Current Assets	**$12,385.77**
Total Current Assets	**$120,746.37**
Fixed Assets	
Kitchen Equipment	10,190.66
Vehicles	18,000.00
Total Fixed Assets	**$28,190.66**
TOTAL ASSETS	**$148,937.03**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX	4,495.77
Total Credit Cards	**$4,495.77**
Other Current Liabilities	
Restaurant Reimbursements	-23,849.89
Architect	-36,993.10
Licensing & Permits	-9,873.90
Total Restaurant Reimbursements	**-70,716.89**
Square Tips	3,123.12
Texas State Comptroller Payable	3,812.34
Total Other Current Liabilities	**$ -63,781.43**
Total Current Liabilities	**$ -59,285.66**
Total Liabilities	**$ -59,285.66**
Equity	
Owner’s Investment	286,592.77
Owner’s Pay & Personal Expenses	-16,346.29
Retained Earnings	-46,463.31
Net Income	-15,560.48
Total Equity	**$208,222.69**
TOTAL LIABILITIES AND EQUITY	**$148,937.03**

Lass Cafe & Cocktails LLC

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-15,560.48
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Uncategorized Asset	-5,909.42
AMEX	-580.45
Restaurant Reimbursements	-19,849.89
Restaurant Reimbursements:Architect	-12,093.10
Restaurant Reimbursements:Licensing & Permits	-497.00
Square Tips	3,123.12
Texas State Comptroller Payable	3,812.34
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-31,994.40**
Net cash provided by operating activities	**$ -47,554.88**
INVESTING ACTIVITIES	
Kitchen Equipment	-3,423.77
Net cash provided by investing activities	**$ -3,423.77**
FINANCING ACTIVITIES	
Owner’s Investment	9,000.00
Owner’s Pay & Personal Expenses	-16,346.29
Net cash provided by financing activities	**$ -7,346.29**
NET CASH INCREASE FOR PERIOD	**$ -58,324.94**
Cash at beginning of period	171,992.89
CASH AT END OF PERIOD	**$113,667.95**

I, Brittney L Hitzfelder, certify that:

1. The financial statements of Lass Cafe & Cocktails included in this Form are true and complete in all material respects; and
2. The tax return information of Lass Cafe & Cocktails included in this Form reflects accurately the information reported on the tax return for Lass Cafe & Cocktails for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature	Brittney L Hitzfelder
Name:	Brittney L Hitzfelder
Title:	Owner